LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 24, 2023
Mr. Keith Carpenter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill Big Tech ETF (S000079576)
Roundhill Big Airlines ETF (S000079577)
Roundhill Big Defense ETF (S000079578)
Roundhill Big Bank ETF (S000079579)
Roundhill Big Oil ETF (S000079580)
Roundhill Big Railroad ETF (S000079581)
(each, a “Fund” and collectively, the “Funds”)
Dear Mr. Carpenter:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 225 to the Trust’s Registration Statement on Form N-1A filed November 17, 2022 (SEC Accession No. 0000894189-22-008398) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General – All Funds
1.Please complete all bracketed information and placeholders throughout the registration statement.
Response: The Trust acknowledges the comment and will finalize and complete all bracketed information and placeholders in accordance with Form N-1A prior to filing an amendment to the Funds’ registration statement.
Fees and Expense Table – All Funds
2.Please confirm acquired funds fees and expenses (“AFFE”) are not anticipated to exceed 0.01%, or include AFFE as a separate line item in the fee table.
Response: The Trust confirms that AFFE for each Fund is not anticipated to exceed 0.01%.
3.The “Other Expenses” footnote to each Fund’s fee table states that fees and expenses of investing in swaps and forward contracts are not included in the fee table. Please include the estimated percentage of the annual costs of investing in swaps and forward contracts for each Fund in its “Other Expenses” footnote.
Response: The Trust notes such a percentage is not required by Form N-1A and therefore respectfully declines to add the requested estimated percentage. Further, the Trust does not believe it is possible to provide an accurate forward-looking estimate of these costs.

Principal Investment Strategy – All Funds
4.With respect to each Fund’s principal investment strategy, please disclose the minimum number of Underlying Issuers that a Fund will invest in at any one time.
Response: The Trust has revised the second to last sentence of the first paragraph of each Fund’s “Principal Investment Strategies” section to state that “[t]he Fund will offer exposure to a minimum of three Underlying Issuers and generally between three and ten Underlying Issuers....”
5.The Staff notes each Fund will seek to achieve its respective investment objective by investing primarily through the use of swap agreements and/or forward contracts. Please supplementally explain to the Staff how each Fund will ensure compliance with Rule 18f-4.
Response: Each Fund will comply with the limit on leverage risk imposed by Rule 18f-4. Each Fund will test its compliance with such limit using the relative VaR test and will use a designated index that meets the conditions set forth in Rule 18f-4.
6.The Staff notes that the 80% policy is an asset-based test, not a notional exposure test. Please confirm that each Fund will use the market value of derivatives (i.e., mark-to-market basis) (e.g., using the current market price of the derivative), or if it is an over-the-counter derivative, the fair value for purposes of complying with Rule 35d-1.
Response: Consistent with prior comments from the Staff, the Funds will use the notional value of derivatives instruments for purposes of complying with Rule 35d-1. In addition to prior Staff comments, the Trust points to the recently issued proposing release seeking to amend Rule 35d-1 to codify this position. The proposing release states, in part, that “…in calculating its assets for purposes of names rule compliance, a fund must value each derivatives instrument using its notional amount . . . .” The proposing release goes on to say the “names rule is designed to ensure that a fund’s investment activity supports the investment focus its name communicates, and for funds that use derivatives instruments, the investment exposure of those derivatives instruments is generally better reflected by a derivatives instrument’s notional amount than by its market value.”
7.Please revise the 80% policy test required under Rule 35d-1 to also cover “Big” as reflected in each Fund’s name.
Response: The Trust does not believe the term “Big” suggests a focus on a particular type investment, as contemplated by the Rule 35d-1 Adopting Release and subsequent FAQs, and respectfully declines to revise each Fund’s Rule 35d-1 policy accordingly.
8.With respect to the last sentence of the third paragraph of each Fund’s “Principal Investment Strategies” section, under what circumstances will a Fund “generally” not rebalance on a quarterly basis.
Response: Under normal circumstances, each Fund intends to rebalance its portfolio on a quarterly basis. However, the Adviser wishes to preserve the option to forgo a quarterly rebalance in the event the Adviser believes the portfolio composition is appropriate.
Principal Investment Risks – All Funds
9.Please consider including “Depositary Receipt Risk” and/or “Foreign Securities Risk” disclosures to reconcile the inclusion of American depositary receipts in the Principal Investment Strategy of each Fund.
Response: The Trust has added “Depositary Receipt Risk” and “Foreign Securities Risk” in the “Principal Investment Risks” sections in Items 4 and 9 of the Prospectus.
10.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of applicable Fund and not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included in the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Roundhill Big Bank ETF
11.Is it possible that the Fund’s portfolio of ten or fewer companies will be invested primarily or entirely in capital markets industry companies? If so, please explain how this is consistent with Rule 35d-1.
Response: The Trust does not intend to invest primarily or entirely in companies in the capital markets industry. However, even if the Fund were to invest primarily in companies that are categorized within the capital markets industry, the Trust believes these particular companies are widely recognized and commonly identified as banks or investment banks and would therefore still comply with Rule 35d-1.
12.With respect to the “Banks Industry Risk,” please confirm that regional commercial banks are among the top ten banks that could meet the Adviser’s criteria.
Response: The Trust confirms that regional commercial banks are included in the top ten banks meeting the Adviser’s criteria.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-550-7433.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary

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